788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-257
July 12, 2013

Platinum Group Reports Q3 2013
Financial and Operating Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three and nine months ending May 31, 2013. For details of the May 31, 2013 Condensed Consolidated Interim Financial Statements (“Financial Statements”) and Management’s Discussion and Analysis (“MDA”) please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete May 31, 2013 Financial Statements from the Company free of charge.

The Company’s cash position at May 31, 2013 was $152.56 million, including approximately $16.70 million in restricted cash. At July 12, 2013 the Company’s cash position remains at approximately $152 million, including approximately $15 million in restricted cash. The Rand being stronger at July 12th relative to May 31st translates into higher Canadian dollar balances on cash held even though in Rand terms funds have been expended since May 31st. The company holds cash in Canadian dollars, United States dollars and South African Rand. All amounts herein are reported in Canadian dollars unless otherwise specified.

In January 2013, Platinum Group commenced with Phase 2 construction on its 74% owned WBJV Project 1 Platinum Mine in South Africa consisting of underground development, surface infrastructure, a milling and concentrating plant and tailings impoundment. Major components for the mill and concentrator have been ordered. Phase 1 construction of surface infrastructure and the development of twin underground declines at the north mine location, down to the elevation of the first ore blocks, was completed in March. Phase 2 developments at the north mine include lateral development, ventilation raise bores and further decline sinking into deeper mining blocks. On the south mine location on the Project 1 mining permit area, the sinking of a second set of twin underground declines is in progress.

During the nine month period the Company also executed a drilling program on the Waterberg Joint Venture. To date approximately 129,000 metres have been drilled in 111 bore holes on the project. At present, planned 2013 drilling on the Waterberg Joint Venture is nearing completion and six rigs remain active. A resource update and a preliminary economic assessment are in progress at Waterberg.

PLATINUM GROUP METALS LTD.	…2

Highlights For The Period Ending May 31, 2013

  On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million Project Loan Facility for the construction of the Project 1 Platinum Mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility is subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

  On December 10, 2012 and December 12, 2012 the Company announced and then priced an offering of 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180 million. Closing of the offering occurred on January 4, 2013 for net proceeds to the Company of $169.21 million after underwriters’ fees and expenses of the offering.

  On February 1, 2013 the Company published an updated inferred mineral resource estimate on the Waterberg Joint Venture area covering the first 2.8km of T-layer and 5.4km of F-layer strike length starting from the southern boundary of the property position. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”.

  A US$100 million Phase 1 development program at Project 1 was completed in March and on March 28, 2013, a major milestone for the Company was reached when the sinking of the twin Phase 1 declines at the north location intersected the Merensky Reef at approximately 1,100 metres down the decline tunnels as planned. Stockpiling of Merensky ore has now begun.

  On April 24, 2013 the Company announced the execution of a binding life of mine concentrate off-take agreement for the WBJV Project 1 Platinum Mine with Rustenburg Platinum Mines Limited, a wholly owned operating subsidiary of Anglo American Platinum.

  On May 15, 2013 the Company announced positive initial test results from metallurgical samples of the “T2” and “F” zones from the Waterberg platinum deposit. Estimated recoveries for platinum, palladium and gold in scoping flotation tests completed in South Africa at SGS Laboratories (“SGS”), averaged 88% for the T2 zone and 83% for the F Zone.

  Subsequent to May 31, 2013, on June 10, 2013 the Company announced that Waterberg bore hole WB-99 intersected 25.5 meters of the T2 layer grading 6.4 grams per tonne 3E (1.86 g/t Platinum, 3.20 g/t Palladium and 1.37 g/t Gold, 0.34% copper, 0.17% nickel) at a depth of 681.0 metres to 706.5 metres. This intercept is located 800 meters northeast along strike from the previous intercepts and 300 meters northeast of the blocks in the current T2 layer resources.

Results For The Period

During the nine months ended May 31, 2013, the Company incurred a net loss of $10.97 million (May 31, 2012 – loss of $7.03 million). General and administrative expenses during the period amounted to $4.18 million (May 31, 2012 - $4.21 million), losses on foreign exchange, due mainly to movement in the Rand during the period, were $9.2 million (May 31, 2012 $3.3 million), while stock based compensation expense, a non-cash item, totalled $1.17 million (May 31, 2012 - $1.96 million). Finance income consisting of interest earned and property rental fees in the nine months amounted to $3.95 million (May 31, 2012 - $3.12 million). Loss per share for the period amounted to $0.04 per share, as compared to a loss of $0.04 per share for the comparative period of fiscal 2012.

PLATINUM GROUP METALS LTD.	…3

Accounts receivable at May 31, 2013 totalled $7.60 million while accounts payable and accrued liabilities amounted to $9.02 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and reimbursement of exploration expenditures. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables.

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the nine months ended May 31, 2013 totaled $44.34 million. Expenditures by the Company during the nine month period for exploration on Waterberg were approximately $10.81 million, of which $3.78 million was funded by joint venture partner, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

With deep regret the Company reported that on February 13, 2013 a surface worker at Project 1 was involved in an incident with a moving truck and subsequently died while under medical care. As a result, work on site was halted for approximately three weeks under an order in accordance with Section 54 of the Mine Health and Safety Act while the accident was investigated and safety policies and procedures on site were reviewed. Safety is our top priority and we constantly endeavor to improve safety in all of the Company’s activities.

Outlook

At WBJV Project 1 engineering, procurement, construction and management (“EPCM”) contractor DRA Mineral Projects (Pty) Ltd. (“DRA”) was engaged as EPCM contractor in January for commencement of Phase 2, including mill construction. Underground mining contractor JIC Mining Services continues their underground development work on the north declines and has now begun underground development work on the south declines located approximately 1.8 km south of the north portal. Advance to date of south mine declines is approximately 82 metres. The development of these declines is currently progressing slower than anticipated due to poor near surface ground conditions. As a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production was adjusted during the period to mid-2015.

At the north mine area, now that the decline tunnels have reached the Merensky reef level, development of underground raise tunnels and level development will continue as planned. Sinking of the main declines themselves will continue targeting mine blocks below the current development level.

Surface work continues with the construction of the mill and concentrator laydown areas and Eskom substations. Surface development is several weeks ahead of schedule and surface earthworks and lay down areas are well advanced. Expected deliveries for all major components remain on schedule. Power and water requirements are expected to be provided as required.

As outlined in previous guidance, the Company is experiencing escalation of costs in Rand terms while at the same time the Rand has devalued from the modelled 8 Rand to the US dollar to

PLATINUM GROUP METALS LTD.	…4

approximately 10 Rand to the dollar. The delay in start-up has an effect on peak funding. The Company estimates that US dollar costs for the project commencement are within 10% of previous cost estimates. Labour costs, metal prices and exchange rates are all volatile at this time. Changes in these factors and any delays in the first concentrate delivery may further effect peak funding levels. For more detail see the Company’s May 31, 2013 Financial Statements and MDA.

At Waterberg there are six rigs operating and as planned, 2013 drilling on the joint venture area is nearing completion. Drilling has focused on the up-dip expansion of the deposit and an updated resource estimate for Waterberg is expected in August of 2013. The US $10 million program approved for calendar 2013 at Waterberg includes the completion of a preliminary economic assessment report planned to be completed in December 2013.

During February and March of 2013 the Company received letters from the DMR advising the Company that prospecting right applications comprising the 665 square kilometre Waterberg Extension area and a further 102 square kilometres within the Waterberg Joint Venture area have been accepted. Formal grant of the prospecting rights is now subject to the completion and filing of appropriate environmental management plans and reports on consultation with interested and affected parties. These requirements are normal course and have now been completed by the Company. Upon final approval of these filings, the Company plans to conduct step-out drilling northerly along the projected strike extension of the known Waterberg deposit area. The Waterberg Extension area, where the Company owns an 87.5% effective interest, is adjacent to the north and east of the joint venture area with JOGMEC.

The Company’s key business objectives for 2013 and into 2014 will be to continue with the underground development and mine construction at Project 1 and to continue exploration and engineering work at Waterberg. Closing and draw down of the planned project loan facility is expected to fund the construction at Project 1. The Company will invest from current cash on hand for the ongoing Phase 2 construction. Plant and facility construction and commissioning are estimated to take until mid-2015 to complete.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in the WBJV Project 1 near Rustenburg, South Africa. The Company was founded in 2002 and has a management team, including the founders with extensive scientific, engineering and financial experience including mine discovery, construction and mine operations. Platinum Group also has active exploration programs and a new platinum deposit discovery, near surface at the Waterberg joint venture in South Africa. Waterberg is in joint venture with the Japan Oil, Gas and Metals National Corporation.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by being involved in the technical management of the operations and review of the independent qualified person reports filed at www.sedar.com.

PLATINUM GROUP METALS LTD.	…5

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the closing, drawdown the satisfaction of certain conditions precedent and the expected maturity date of the project loan facility, the Company’s plans for full scale development, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the information discussed in this press release may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.